FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April 2009
30 April 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report is incorporated by reference in the prospectus contained in Registration Statements on
Form F-3 (SEC File No. 333-08246), Form F-3/S-3 (SEC File No. 333-106837) and Form F-3/S-3
(SEC File No. 333-120775) filed by the Registrant under the Securities Act of 1933.

EXHIBIT INDEX

Exhibit

EXHIBIT NO.   1       Press release of British Sky Broadcasting Group plc announcing 3rd Quarter Results - US Accounting Release released on 30 April 2009

Consolidated Income Statement for the nine months ended 31 March 2009

	Notes	2008/09 Nine months ended 31 March £m (unaudited)	2007 /08 Nine months ended 31 March £m (unaudited)

Revenue	1	3,996	3,706
Operating expense	2	(3,374)	(3,202)
Operating profit		622	504

Share of results from joint ventures and associates		15	12
Investment income		33	38
Finance costs		(140)	(127)
Profit on disposal of joint venture		-	67
Impairment of available-for-sale investment		(191)	(474)
Profit before tax		339	20

Taxation		(170)	(138)
Profit (loss) for the period		169	(118)

Earnings (loss) per share from profit (loss) for the period (in pence)
Basic		9.7	(6.8)
Basic and diluted		9.7	(6.8)

Consolidated Income Statement for the three months ended 31 March 2009

	2008/09 Three months ended 31 March £m (unaudited)	2007/08 Three months ended 31 March £m (unaudited)

Revenue	1,395	1,248
Operating expense	(1,158)	(1,039)
Operating profit	237	209

Share of results from joint ventures and associates	5	4
Investment income	5	19
Finance costs	(52)	(45)
Impairment of available-for-sale investment	(132)	(131)
Profit before tax	63	56

Taxation	(60)	(62)
Profit (loss) for the quarter	3	(6)

Earnings (loss) per share from profit (loss) for the period (in pence)
Basic	0.2	(0.3)
Basic and diluted	0.2	(0.3)

Notes:

1. Revenue
	2008/09 Nine months ended 31 March £m (unaudited)	2007/08 Nine months ended 31 March £m (unaudited)

Retail Subscription	3,096	2,808
Wholesale Subscription	150	136
Advertising	234	248
Sky Bet	35	35
Installation, Hardware and Service	192	212
Other	289	267
	3,996	3,706

2. Operating expense
	2008/09 Nine months ended 31 March £m (unaudited)	2007/08 Nine months ended 31 March £m (unaudited)

Programming	1,309	1,295
Transmission, technology and networks	526	395
Marketing	661	569
Subscriber management and supply chain	497	548
Administration	381	395
	3,374	3,202

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 30 April 2009                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary